April 6, 2021 VIA EDGAR U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549	Jason L. Bradshaw Sr. Compliance Consultant 8300 Mills Civic Parkway West Des Moines, Iowa 50266-1071 Phone: (312) 648-7600 ext.27878 Email:jbradshaw@sfgmembers.com

Re: Midland National Life Insurance Company (the “Company”)

Registration Statement on Form S-1 (“Registration Statement”)

Commissioners:

On behalf of the Company, we hereby electronically file the above-captioned initial registration statement (“Registration Statement”) under the Securities Act of 1933 (“Securities Act”). The Company is filing the Registration Statement for the purpose of registering securities in connection with a group registered index-linked annuity certificate, to be issued by the Company, under state insurance law.

As soon as practicable prior to the effective date of the Registration Statement, the Company will amend the Registration Statement to include:

•	year-end audited financial statements or unaudited stub financials of the Company, whichever is applicable,

•	any exhibits required by Form S-1 that have not yet been filed,

•	include certain Company-related disclosures; and

•	any disclosure changes made in response to Commission staff comments.

Please direct any questions or comments concerning this submission to Brett Agnew at BAgnew@SFGMembers.com, Jason Bradshaw at JBradshaw@SFGMembers.com or Dodie Kent of Eversheds-Sutherland (US) LLP at 212-389-5080 or DodieKent@eversheds-sutherland.com.

Very truly yours,

/S/ Jason L Bradshaw

Jason L. Bradshaw

cc:	Brett L. Agnew, Esq. (Midland National® Life Insurance Company)

Dodie C. Kent, Esq. (Eversheds Sutherland (US) LLP)

Midland National Life Insurance Company  |  One Sammons Plaza  |  Sioux Falls, SD 57193  |  MidlandNational.com